SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Stratus Properties Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

863167201
(CUSIP Number)

Oasis Management Company Ltd.
c/o Oasis Management (Hong Kong)
25/F, LHT Tower
31 Queen’s Road Central, Central
Hong Kong
Attention: Phillip Meyer
(852) 2847-7708

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13863167201	SCHEDULE D/A	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,158,426 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,158,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,158,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 13863167201	SCHEDULE D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,158,426 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,158,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,158,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 13863167201	SCHEDULE D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,158,426 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,158,426 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,158,426 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 13863167201	SCHEDULE D/A	Page 4 of 6 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 13, 2017 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on September 23, 2020 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on January 5, 2021 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed with the SEC on April 6, 2023 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”), with respect to the shares (“Shares”) of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 16, 2024, Oasis II Fund entered into a Support Agreement (the “Support Agreement”) with NXSTEP Opportunity Partners Fund GP, LLC, a Texas limited liability company (“NXSTEP”), in support of NXSTEP’s non-binding offer to acquire the Issuer for $27.30 per share (the “Proposed Purchase Price”), payable in cash.

Pursuant to the Support Agreement, Oasis II Fund agreed to vote in favor of any NXSTEP Transaction (as defined in the Support Agreement) and each of the actions contemplated by any NXSTEP Transaction at any meeting of shareholders of the Issuer, and against (A) any transaction that would reasonably be expected to result in (x) a breach of failure or failure to perform any representation, warranty, covenant or agreement of the Issuer under any binding agreement executed to effect any NXSTEP Transaction (a “NXSTEP Definitive Agreement”) or (y) any of the closing conditions set forth in any NXSTEP Definitive Agreement not being satisfied, (B) against any transaction, proposal, agreement or action made in opposition to the adoption of any NXSTEP Transaction or in competition or inconsistent with any NXSTEP Transaction, and (C) against any other transaction, proposal, agreement or action that is intended to, or would reasonably be expected to prevent, impede, or, in any material respect, interfere with or delay the consummation of any NXSTEP Transaction.

In addition, in the event of any NXSTEP Transaction that commences with a tender offer by NXSTEP for all of the issued and outstanding Shares at a price equal to or in excess of the Proposed Purchase Price (a “Tender Offer”), Oasis II Fund has agreed to tender all of the Shares held by it into the Tender Offer as set forth in the Support Agreement.

CUSIP No. 13863167201	SCHEDULE D/A	Page 5 of 6 Pages

The Support Agreement terminates upon the occurrence of certain events, including the termination of any NXSTEP Definitive Agreement in accordance with its terms. Prior to the termination of the Support Agreement, subject to certain exceptions set forth in the Support Agreement, Oasis II Fund agreed not to sell or otherwise transfer any of its Shares.

The Reporting Persons have authorized the Oasis II Fund to enter into the Support Agreement. The Reporting Persons hope that the Issuer’s Board of Directors will meaningfully engage with NXSTEP to complete a transaction as quickly as possible.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, a copy of which is included as Exhibit 6 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 8,003,221 Shares reported to be outstanding as of November 8, 2023 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 14, 2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 of this Amendment No. 5 is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following: Exhibit 6: Support Agreement, dated February 16, 2024

CUSIP No. 13863167201	SCHEDULE D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2024

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director and General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name: Phillip Meyer
Title: Director

/s/ Seth Fischer
SETH FISCHER

 EXHIBIT 6

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as February 16, 2024, is made by and between NXSTEP Opportunity Partners Fund GP, LLC, a Texas limited liability company (together with its Affiliates, “NXSTEP”), and Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the “Stockholder”). NXSTEP and the Stockholder are each sometimes referred to herein as a “Party” and collectively, as the “Parties.”

WHEREAS, the Stockholder is the record and / or “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), and such record and beneficial ownership, to “Own”, be the “Owner” of or be “Owned” by) of 1,158,426 shares of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (“Stratus” or the “Company”) (all such shares of common stock, together with any other securities of the Company that are issued to or otherwise directly or indirectly acquired by the Stockholder prior to the valid termination of this Agreement in accordance with Section 5.1, including for the avoidance of doubt any securities of the Company as to which the Stockholder acquires beneficial ownership after the date hereof and prior to the termination of this Agreement, including any securities of the Company acquired by purchase, stock dividend, distribution, stock split, split-up, merger, consolidation, reorganization, recapitalization, combination or similar transaction or issued upon the exercise of any options, warrants, the conversion of any convertible securities, pursuant to the settlement of any restricted stock, or otherwise, being referred to herein as the “Subject Shares”);

WHEREAS, NXSTEP has submitted a private, non-binding offer to acquire the Company (the “Non-Binding Offer”) for a price of $27.30 per share (the “Proposed Purchase Price”), payable in cash; and

WHEREAS, as a condition to its willingness to proceed with its Non-Binding Offer, including devoting substantial time and resources engaging with the Company to try to consummate the Non-Binding Offer, NXSTEP has requested that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, NXSTEP and the Stockholder hereby agree as follows:

ARTICLE I
AGREEMENT TO VOTE AND TENDER

Section 1.1. Agreement to Vote. Subject to the terms of this Agreement, until the Termination Date as determined in accordance with Section 5.1, at any annual or special meeting of the Company’s stockholders, however called and including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company’s stockholders with respect to any of the following matters, the Stockholder shall, in each case to the fullest extent that the Stockholder’s Subject Shares are entitled to vote thereon, vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares: (A) in favor of the approval of any Change of Control Transaction (as defined below) to be consummated by NXSTEP (any such transaction, a “NXSTEP Transaction”) and each of the actions contemplated by any NXSTEP Transaction as and when such other actions are submitted for the consideration and vote of the Company’s stockholders, (B) against any transaction, proposal, agreement or action made in opposition to the adoption of any NXSTEP Transaction or in competition or inconsistent with any NXSTEP Transaction (collectively, an “Alternative Transaction”), (C) against any other transaction, proposal, agreement or action that would reasonably be expected to result in (x) a breach of or failure to perform any representation, warranty, covenant or agreement of the Company under any binding agreement executed to effect any NXSTEP Transaction (a “NXSTEP Definitive Agreement”) or (y) any of the closing conditions set forth in any NXSTEP Definitive Agreement not being satisfied, and (D) against any other transaction, proposal, agreement or action that is intended to, or would reasonably be expected to prevent, impede, or, in any material respect, interfere with, or delay the consummation of any NXSTEP Transaction. The Stockholder shall retain at all times the right to vote the Stockholder’s Subject Shares in the Stockholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

Section 1.2. Agreement to Tender and Vote Thereafter. Subject to the terms of this Agreement, in the event of any NXSTEP Transaction that commences with a tender offer by NXSTEP for all of the issued and outstanding shares of common stock (on a fully diluted basis) of Stratus (a “Tender Offer”), at a price per share equal to or in excess of the Proposed Purchase Price, the Stockholder hereby agrees that it shall:

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(a)       validly and irrevocably tender or cause to be validly and irrevocably tendered in the Tender Offer all of the Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Tender Offer, free and clear of all Encumbrances except for Permitted Stockholder Encumbrances (as defined below). Without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than ten (10) Business Days following the later of (x) the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Tender Offer and (y) the date of delivery by the Company of the form letter of transmittal with respect to the Tender Offer (or in the case of any securities of the Company acquired by the Stockholder subsequent to such tenth (10th) Business Day, or in each case if the Stockholder has not received the offer documents by such time, as promptly as practicable after the acquisition of such shares or receipt of the offer documents, as the case may be (but, if such shares are acquired or such offer documents are received prior to the expiration of the Tender Offer, in no event later than expiration of the Tender Offer)), the Stockholder shall deliver or cause to be delivered pursuant to the terms of the Tender Offer (a) in the case of Subject Shares represented by a certificate, a letter of transmittal with respect to all of the Stockholder’s Subject Shares complying with the terms of the Tender Offer, together with the certificate(s) representing all such Subject Shares that are certificated, (b) in the case of a book-entry share, written instructions to the Stockholder’s broker, dealer or other nominee that such Subject Shares be tendered, including a reference to this Agreement, and requesting delivery of an “agent’s message” (or such other evidence, if any, of transfer as a paying agent may reasonably request) with respect to such Subject Shares, and (c) all other documents or instruments required by the terms of the Tender Offer in order to effect the valid tender of the Stockholder’s Subject Shares in accordance with the terms of the Tender Offer. The Stockholder agrees that, once any of the Stockholder’s Subject Shares are tendered, the Stockholder will not withdraw and will cause not to be withdrawn the Subject Shares from the Tender Offer at any time, unless and until this Agreement shall have been validly terminated in accordance with Section 5.1.

(b)       following the Tender Offer, vote for or against the transactions, proposals, agreements or actions in the same manner as set forth in Section 1.1.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to NXSTEP that:

Section 2.1. Organization; Authorization; Binding Agreement. The Stockholder is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Stockholder has the requisite legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. The execution and delivery of this Agreement have been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution, and delivery hereof by NXSTEP, constitutes a legal, valid, and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar applicable Laws affecting creditors’ rights generally and to general principles of equity.

Section 2.2. Non-Contravention. Neither the execution and delivery of this Agreement by the Stockholder nor the consummation of the transactions contemplated hereby nor compliance by the Stockholder with any provisions herein will (a) violate, contravene, or conflict with or result in any breach of any provision of the organizational documents of the Stockholder, (b) require any licenses of, action by, or filing with or notification to, any Governmental Entity on the part of the Stockholder, except for such licenses, actions, filings or notifications reasonably required in compliance with applicable securities laws (including, without limitation, filings required under, and compliance with other applicable requirements of, the Exchange Act), (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under any of the terms, conditions or provisions of, any Contract to which the Stockholder is a party or by which the Stockholder or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance on the Subject Shares (other than one created by NXSTEP), or (e) violate any Law or Order applicable to the Stockholder or by which any of its assets are bound.

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Section 2.3. Ownership of Subject Shares; Total Shares. As of the date hereof, the Stockholder is, and (except with respect to any Subject Shares Transferred in accordance with Section 4.1) at all times during the term of this Agreement will be, the Owner of all of the Subject Shares and has good and marketable title to all such Subject Shares free and clear of any Encumbrances, except for any such Encumbrances that may be imposed pursuant to (a) this Agreement and (b) any applicable restrictions on transfer under the Securities Act of 1933, as amended, or any state securities law (collectively, “Permitted Stockholder Encumbrances”). Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon such acquisition), the Subject Shares are the only equity interests in the Company Owned by such Stockholder and its Affiliates as of the date hereof. As of the date hereof, other than the Subject Shares, neither the Stockholder nor any of its Affiliates Owns any Share, Company options or any other interests in options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no interest in or voting rights with respect to any securities of the Company.

Section 2.4. Voting Power. Subject to this Agreement, the Stockholder has full voting power (or the power to effect the full voting power), full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any stockholders’ agreement, proxy, voting trust, or other agreement or arrangement with respect to the voting of such Subject Shares.

Section 2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there are no Proceedings pending against, or, to the knowledge of the Stockholder, threatened in writing against the Stockholder or any of the Stockholder’s properties or assets (including any Subject Shares) before or by any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, an adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF NXSTEP

NXSTEP represents and warrants to the Stockholder that:

Section 3.1. Organization and Qualification. NXSTEP is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is incorporated.

Section 3.2. Authority for this Agreement. NXSTEP has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by NXSTEP have been duly and validly authorized by all necessary corporate action of NXSTEP, and no other corporate Proceedings on the part of NXSTEP are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each of NXSTEP and, assuming due authorization, execution, and delivery hereof by the Stockholder, constitutes a legal, valid, and binding obligation of NXSTEP, enforceable against NXSTEP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar applicable Laws affecting creditors’ rights generally and to general principles of equity.

Section 3.3. Non-Contravention. Neither the execution and delivery of this Agreement by NXSTEP nor the consummation of the transactions contemplated hereby nor compliance by NXSTEP with any provisions herein will (a) violate, contravene, or conflict with or result in any breach of any provision of the organizational documents of NXSTEP, (b) require any licenses of, action by, or filing with or notification to, any Governmental Entity on the part of NXSTEP, except for such licenses, actions, filings or notifications reasonably required in compliance with applicable securities laws (including, without limitation, filings required under, and compliance with other applicable requirements of, the Exchange Act), (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under any of the terms, conditions or provisions of, any Contract to which NXSTEP is a party or by which NXSTEP or any of its assets may be bound, or (d) violate any Law or Order applicable to NXSTEP or by which any of its assets are bound.

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ARTICLE IV
ADDITIONAL COVENANTS OF THE STOCKHOLDER

The Stockholder hereby covenants and agrees that until the valid termination of this Agreement in accordance with Section 5.1:

Section 4.1. No Transfer; No Inconsistent Arrangements. The Stockholder shall not, directly or indirectly, (a) create or permit to exist any Encumbrances, other than Permitted Stockholder Encumbrances, on any of the Subject Shares, (b) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any Contract, option or other arrangement or understanding with respect to any Transfer of the Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney, or other authorization or consent in or with respect to any of the Subject Shares, (e) deposit or permit the deposit of any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or (f) take or permit any other action, agreement or transaction that in any way would be reasonably expected to restrict, limit, impede, delay or interfere with the performance of such Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. The Stockholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a Group for the purpose of taking any actions inconsistent with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of its Subject Shares to any Affiliate of the Stockholder; provided, however, that in any such case, as a condition to the effectiveness of such Transfer, (1) each Person to which any of such Subject Shares are Transferred has executed and delivered to NXSTEP a counterpart to this Agreement pursuant to which such Person is bound by all of the terms and provisions of this Agreement, and (2) this Agreement becomes the legal, valid, and binding agreement of such Person, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar applicable Laws affecting creditors’ rights generally and to general principles of equity.

Section 4.2. Documentation and Information. Other than the announcement of NXSTEP’s entry into a NXSTEP Definitive Agreement, neither of the Parties nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the other transactions contemplated hereby without the prior written consent of the other Party hereto (which consent will not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, including, without limitation, applicable rules and regulations of the Securities and Exchange Commission (the “SEC”); provided, that, in the event a Party is required by Law to make any public announcement or disclosure, such Party shall use reasonable best efforts to consult with all of Parties and their respective counsel prior to such announcement. The Parties acknowledge that Stockholder and its Affiliates may file an amendment to their Schedule 13D and, prior to such filing, Stockholder shall provide NXSTEP and its counsel with a reasonable opportunity to review a copy of such amendment and consider in good faith any comments of NXSTEP or its counsel made thereto.

Section 4.3. Adjustments, etc. In the event of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into shares of common stock of the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Subject Shares, the terms of this Agreement will be equitably adjusted, including to apply to any resulting securities.

Section 4.4. No Solicitation.

(a)       The Stockholder, solely in its capacity as a stockholder of the Company, shall not, and shall instruct its Representatives not to, directly or indirectly: (a) solicit, initiate propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Transaction, (b) participate or engage in discussions or negotiations with any third Person or Group with respect to an Alternative Transaction or with respect to any inquiries from third Persons relating to the making of an Alternative Transaction (other than to inform such Persons of Stockholder’s obligations pursuant to this Section 4.4), (c) enter into any Contract or other agreement or understanding (written or oral, binding or non-binding, preliminary or definitive) relating to an Alternative Transaction or (d) propose, authorize or commit to do any of the foregoing. The Stockholder shall, and shall instruct its Representatives to, immediately cease any solicitation, discussions, or negotiations with any Person (other than NXSTEP or any designees of NXSTEP) with respect to any inquiry, proposal or offer pending on the date hereof that constitutes, or is intended to lead to, an Alternative Transaction.

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(b)       From and after the execution and delivery of this Agreement, the Stockholder shall promptly (and in any event within twenty-four (24) hours following the time of receipt) advise NXSTEP in writing in the event that it or any of its Affiliates, any of its or its Affiliates’ officers, directors or employees or, to the Stockholder’s knowledge, any of its or its Affiliates’ Representatives receives any offer, proposal or outreach that could result in the consummation of an Alternative Transaction, and in connection with such notice, provide to NXSTEP the material terms and conditions (including the identity of the third party making any such offer, proposal or outreach, copies of any documentation, or a written summary of any oral proposals) of any such offer, proposal or outreach that could result in the consummation of an Alternative Transaction.

Section 4.5. Waiver of Certain Actions. The Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, NXSTEP or any of its successors, directors or officers relating to the negotiation, execution or delivery of this Agreement or any NXSTEP Definitive Agreement (if and when entered into) or the consummation of any NXSTEP Transaction or the other transactions contemplated herein or therein, including any such claim challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or any NXSTEP Definitive Agreement (if and when entered into)(including any claim seeking to enjoin or delay the closing of any NXSTEP Transaction), but excluding any such claim brought by a Stockholder pursuant to the terms hereof.

Section 4.6. Payment to NXSTEP Upon Consummation of Alternative Transaction.

(a)       If the Company enters into a NXSTEP Definitive Agreement which is thereafter terminated by the Company in favor of an Alternative Transaction, and the Company thereafter consummates such Alternative Transaction pursuant to which the aggregate consideration payable to the Company exceeds the Proposed Purchase Price, the Stockholder shall pay NXSTEP, reasonably promptly after the consummation of such Alternative Transaction, and in any event within three (3) Business Days following the consummation of such Alternative Transaction, by wire transfer of immediately available funds (U.S. dollars) or by transfer of any non-cash portion of such consideration (subject to any restrictions with respect to the sale or transfer of such non-cash consideration pursuant to any contractual agreement or applicable Law), as applicable, an amount equal to (i) fifty percent (50%) of the aggregate consideration that exceeds the purchase price that would have been payable by NXSTEP pursuant to a NXSTEP Definitive Agreement, received by the Stockholder for its Subject Shares pursuant to such Alternative Transaction (net of any taxes payable by, or due from, the Stockholder in respect of the Alternative Transaction or any reasonable and customary cash reserves established therefor) minus (ii) any Attributable Fee, if applicable.

(b)       If the Company and NXSTEP do not execute a NXSTEP Definitive Agreement and the Company consummates any Alternative Transaction during the term of this Agreement or within twelve (12) months after the termination of this Agreement, the Stockholder shall pay NXSTEP, reasonably promptly after the consummation of such Alternative Transaction, by wire transfer of immediately available funds (U.S. dollars) or by transfer of any non-cash portion of such consideration (subject to any restrictions with respect to the sale or transfer of such non-cash consideration pursuant to any contractual agreement or applicable Law), as applicable, such portion of the aggregate consideration that exceeds the Proposed Purchase Price received by the Stockholder for its Subject Shares pursuant to such Alternative Transaction that equals NXSTEP’s reasonable and documented out-of-pocket costs and expenses incurred by NXSTEP in its efforts to consummate a NXSTEP Transaction.

ARTICLE V
MISCELLANEOUS

Section 5.1. Termination. This Agreement will terminate automatically, without any notice or other action by any Person, upon the first to occur of (a) the termination of any NXSTEP Definitive Agreement in accordance with its terms other than in connection with an Alternative Transaction, which termination shall be governed by subsection (c) of this Section 5.1, (b) the consummation of any NXSTEP Transaction, (c) any third Person or Group enters into a binding agreement with the Company to consummate an Alternative Transaction, but only if the purchase price contemplated therein is at least ten percent (10%) or higher than the final purchase price offered by NXSTEP in any NXSTEP Transaction, (d) written notice from NXSTEP to the Stockholder, including any written notice from NXSTEP to the Stockholder of its decision to abandon or terminate any NXSTEP Transaction, (e) the written agreement of the Parties to terminate this Agreement, (f) the execution of any NXSTEP Definitive Agreement wherein the consideration payable to the Company is lower than the Proposed Purchase Price or is not entirely payable in cash, (g) the amendment of any term or provision of a NXSTEP Definitive Agreement that reduces the amount or form of consideration payable to the Stockholder without the Stockholder’s prior consent, or (h) the one hundred fifty (150) day anniversary of this Agreement (the “Outside Date”), but only in the event (1) the Company has not entered into a NXSTEP Definitive Agreement or a binding agreement for an Alternative Transaction with a Person other than NXSTEP, on or prior to the Outside Date, and (2) Stockholder is not in breach of any representations, warranties, covenants or other agreements under in this Agreement. Upon the valid termination of this Agreement in accordance with this Section 5.1, no Party will have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.1 shall relieve any Party of any liability or damages to any other Party resulting from any actual fraud or knowing and intentional breach of this Agreement prior to termination hereof, and (y) the provisions of Section 4.6 and this ARTICLE V will survive any termination of this Agreement.

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Section 5.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (Eastern Standard Time) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 5.2). Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 5.2) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given in accordance with this Section 5.2 shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

if to the Stockholder:

Oasis Management Company Ltd. c/o Oasis Management (Hong Kong)
25/F, LHT Tower 31 Queen’s Road Central, Central Hong Kong and 100 Congress Ave, Suite 780 Austin, TX 78701
Attention:	Phillip M. Meyer and Alex Shoghi
Email:	pmeyer@hk.oasiscm.com and ashoghi@oasiscm.com

with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue New York, NY 10022
Attention:	Adriana Schwartz
Telephone:	212.756.2346
Email:	Adriana.Schwartz@srz.com

if to NXSTEP:

NXSTEP Opportunity Partners
100 Congress Avenue, Suite 1600 Austin, Texas 78701
Attention:	RW McDonald, IV
Email:	RW4@nxstep.com

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas New York, New York 10019
Attention:	Elizabeth Gonzalez-Sussman
Email:	EGonzalez@olshanlaw.com

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Section 5.3. Expenses. Whether or not the transactions contemplated by this Agreement and the NXSTEP Transaction are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise provided herein and therein.

Section 5.4. Amendment or Other Modification. Waiver.

(a)       Subject to the provisions of applicable Law, this Agreement may not be modified, amended, altered, or supplemented, except upon the execution and delivery of a written agreement executed and delivered by all of the Parties.

(b)       The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 5.5. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)       This Agreement and all Proceedings against any other Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the laws of the state of Delaware, including, subject to Section 5.1, its statutes of limitations, without regard to the conflicts of laws, provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b)       Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 5.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 5.5(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)       Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 5.5(c).

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Section 5.6. Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 5.5(b), without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

 Section 5.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal Representatives and permitted assigns. No Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations and any attempted or purported assignment or delegation in violation of this Section 5.7 shall be null and void.

Section 5.8. Entire Agreement.

(a)       This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

(b)       In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and any other documents, certificates, and instruments referred to herein, on the other hand, the statements in the body of this Agreement shall control.

(c)       Each Party acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto.

Section 5.9. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

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Section 5.10. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

Section 5.11. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder.

Section 5.12. Construction. When a reference is made in this Agreement to a section, such reference shall be to a section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. When used in this Agreement, the term “or” shall be construed in the inclusive sense of “and/or”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument hat is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 5.13. Further Assurances. Each of the Parties shall execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws, to perform its obligations under this Agreement. NXSTEP shall provide prompt written notice to the Stockholder upon its decision to abandon or terminate any NXSTEP Transaction.

Section 5.14. Parties Not A Group. Nothing contained in this Agreement shall be deemed or construed as creating a Group, joint venture or partnership between any of the Parties hereto.

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ARTICLE VI
DEFINITIONS

Section 6.1. Definitions. The following terms used in this Agreement shall have the following meanings:

(a)       “Action” means any notice of noncompliance or violation, or any claim or allegation, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Person.

(b)       “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c)       “Attributable Fee” means the product of (i) the quotient of (x) the number of Subject Shares divided by (y) the number of shares of common stock, par value $0.01 per share, of the Company outstanding as of the date on which any termination fee, break-up fee, or similar fee payable to NXSTEP by the Company pursuant to a NXSTEP Definitive Agreement (a “Termination Fee”) becomes payable to NXSTEP, multiplied by (ii) the portion of the Termination Fee which exceeds 2% of the total consideration that would have been payable by NXSTEP pursuant to any NXSTEP Transaction.

(d)       “Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.

(e)       a “Change of Control Transaction” means a transaction in which the Company is sold to, merged, consolidated, reorganized into or with, or its assets are transferred or sold to another entity, after which (i) the holders of voting securities of the Company immediately prior to such transaction, including voting securities issuable upon exercise or conversion of vested options, warrants or other securities or rights, hold (directly or indirectly) less than a majority of the combined voting power of the then-outstanding securities of the surviving entity and (ii) the Stockholder holds no voting power of the then-outstanding securities of the surviving entity.

(f)       “Chosen Court” means Court of Chancery of the State of Delaware or in any federal court located in the State of Delaware.

(g)       “Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other legally binding agreement (whether written or oral).

(h)       “Encumbrance” means any pledge, lien, charge, mortgage, deed of trust, security interest, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

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(i)       “Governmental Entity” means any government, court, regulatory or administrative agency, commission or authority or other legislative, regulatory, taxing, executive or judicial governmental entity (in each case including any self-regulatory organization) or arbitral body (public or private), whether federal, state or local, domestic, foreign or multinational.

(j)       “Group” has the meaning assigned to such term under Section 13(d) of the Exchange Act.

(k)       “Laws” means all local, foreign, state or federal laws (including common law), statutes, ordinances, codes, rules, acts, orders and regulations.

(l)       “Order” means any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent.

(m)       “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Entity.

(n)       “Proceeding” means any suit, Order, Action, legal or administrative proceeding, claim, bid protest, investigation or arbitration or other method of settling disputes or disagreements or governmental investigation by, against or before any Governmental Entity or non-governmental court, department, commission, board, bureau, agency or other instrumentality.

(o)       “Representative” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

(p)       “Subsidiary” means when used with respect to any Person, means (i) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or managing member.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of NXSTEP and the Stockholder has caused this Agreement to be executed as of the date first written above.

NXSTEP:

NXSTEP Opportunity Partners Fund GP, LLC

By:	/s/ R.W. McDonald, IV
Name:	R.W. McDonald, IV
Title:	Manager

STOCKHOLDER:

Oasis Investments II Master Fund Ltd.

By:	Oasis Management Co. Ltd., solely in its capacity as investment manager to Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director and General Counsel